Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Positive Preliminary Economic Assessment for La Mina Project

Production of Over 1 Million Gold Equivalent Ounces With Pre-Tax NPV of US$340 million

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 10, 2021 to its short form base shelf prospectus dated October 27, 2021.

Vancouver, British Columbia – January 12, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce results of a positive Preliminary Economic Assessment (“PEA”) prepared in accordance with National Instrument 43-101 on the La Mina Project (the “Project”) located in Antioquia, Colombia. The independent PEA provides a compelling base case assessment for a mining operation with additional potential available through proposed exploration of the adjacent La Garrucha deposit. Development of the Project would provide economic benefits to the Company and local stakeholders.

Highlights (all currencies reported in US Dollars):

●	The Project would produce over 1 million gold equivalent ounces over a 10.4-year mine life.

●	Production averaging 102,000 gold equivalent ounces per year over the fully operating years.

●	The Project would produce over 165 million pounds of copper and over 600,000 ounces of silver which are incorporated in the gold equivalent calculations.

●

The Project generates a pre-tax net present value (NPV) of $340 million at a 5% discount rate and an after-tax NPV of $232 million with an internal rate or return (IRR) of 14.5% using metal prices of $1,600 per ounce gold, $21 per ounce silver and $3.39 per pound copper.

●	Attractive after-tax unit cash cost of $497 per gold ounce and All-In Sustaining Cost (AISC) of $698 per gold ounce (net of by-product credits).

●	Low capital intensity of $299.5 million with a 10,000 tonne per day concentrator fed by a low strip ratio (3.6:1) open pit mining operation.

●	The PEA envisions an open pit mining scenario sourcing material from the La Cantera and the Middle Zone Deposits.

●	Drill-ready targets on the adjacent La Garrucha deposit have not been included.

Alastair Still, CEO of GoldMining commented, “We are extremely pleased with the positive economics demonstrated by this PEA on La Mina. This study represents a milestone for the Company as we have produced our first PEA and continue to advance our projects to unlock value for our shareholders and local stakeholders. With current metal prices well above the $1,600 per ounce gold and $3.39 per pound copper used in the PEA, the Project is highly leveraged to enhanced economics. We are also highly encouraged by the opportunities to build upon this PEA, including drill-ready targets at the nearby La Garrucha deposit which, on the last hole (LME–1106) drilled by the previous operator yielded 271 metres of 1.03 g/t gold and 0.13% copper1.”

1 As disclosed in the technical report titled “NI 43-101 Technical Report, GoldMining Inc, La Mina Project, Antioquia, Republic of Colombia” with an effective date of July 6, 2021, which is available at www.sedar.com under GoldMining’s SEDAR profile.

PEA FINANCIAL SUMMARY

Parameter		Units	Values
Net Present Value (5%)	Pre-Tax	$ Million	339.76
	After-Tax	$ Million	231.47
Internal Rate of Return (IRR)	Pre-Tax	%	18.1
	After-Tax	%	14.5
After-Tax Payback		Years	7.0
Pre-production Capital		$ Million	299.50
Sustaining Capital		$ Million	71.37 + 17.38 (closure)
Life-of-Mine (LOM) Cash Unit Cost		$/oz	497.4
LOM All-In Sustaining Unit Cost		$/oz	697.8
Metal Prices
Copper Gold Silver		$/lb $/oz $/oz	3.39 1,600 21

This preliminary economic assessment is preliminary in nature, and there is no certainty that the reported results will be realized. Mineral Resources used for the PEA include Inferred Mineral Resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the projected economic performance will be realized. The purpose of the PEA is to demonstrate the economic viability of the La Mina Project, and the results are only intended as an initial, first-pass review of the Project economics based on preliminary information.

The PEA examined several mining scenarios with varying rates of production and cut-off grades and determined that a 10.4-year project life mining 37.8 million mineralized tonnes provided the best financial return using consensus metal prices.

Construction of this project is expected to be 24 months that will enable reaching 10,000 tonnes of process plant feed per day. The operation is designed to produce a single copper concentrate containing gold and silver credits with minimal deleterious elements. The relatively low capital costs of the La Mina Project is a result of the Project’s proximity to established infrastructure including roads, power and an available workforce.

The PEA was prepared by Metal Mining Consultants Inc. of Highlands Ranch, Colorado, which has been involved with the La Mina Project for the past 10 years and recently prepared the Mineral Resource Estimate for the La Mina Deposit.

PEA TECHNICAL SUMMARY

Parameter	Units	Values
Mine Life	Years	10.4
Mined Mineralized Material	Million Tonnes	37.8
Process Plant Production Rate	Tonnes/day	10,000
Process Plant Feed Grade Copper Gold Silver Gold Equivalent	% g/t g/t g/t	0.24 0.69 1.67 1.06
Strip Ratio (Waste : Mineralized Material)	Ratio	3.60
Operating Unit Cost	$/t process	$15.58

PRODUCTION AND PAYABLE METAL SUMMARY

	Copper	Gold	Silver	Gold Equivalent
Metallurgical Recovery	84%	82%	30%
Production	165.11 Mlbs	687.2 koz	608.5 koz	1,045 koz
Payable	160.15 Mlbs	666.6 koz	559.8 koz	1,013 koz

The mining plan uses conventional truck/loader open pit methods employing a fleet of 91 tonne capacity haulage trucks and front-end loaders equipped with 12 cubic metre buckets. Two pit areas will be mined over a period of 10.4 production years plus two years of pre-stripping. Mineralized material will be transported by haulage trucks to a nearby process plant, and waste rock will be stored in proximity to the open pits. Mining will be conducted at an initial rate of 7 million total tonnes per annum (Mtpa) or 19 kilo tonnes per day (ktpd) to peak at 22 Mtpa (60 ktpd) for total movement that will sustain the process plant.

The process plant feed is contained within an optimized subset of the Mineral Resource set out in the Pit Constrained Mineral Resource Estimate table below. Collectively, the two pits contain 37.8 Mt of process plant feed (inclusive of mining dilution and loss factors) averaging 0.24% Cu, 0.69 g/t Au and 1.67 g/t Ag. The process plant feed is associated with 136 Mt of waste rock resulting in an overall life-of-mine waste to mineralized material strip ratio of 3.60:1.

The existing royalties have been included in the analysis and are comprised of a 2.0% net smelter return (NSR) royalty owned by Gold Royalty Corp., a gross revenue royalty (GRR) of 4.0% on the precious metals and 5.0% on base metals both imposed by the Colombian National Mining Agency.

Limited metallurgical testing was carried out at a reputable laboratory. The test work has indicated a process flowsheet for a typical copper concentrate. Key components that describe the unit operating processes include the following:

●	Primary crushing and grinding in a SAG/Ball mill circuit to a nominal 300-150 µm grind size;

●	Froth flotation to generate a copper rougher concentrate which is reground and subjected to two stages of cleaner flotation for copper grade improvement;

●	Recycling the copper flotation tails to the rougher scavenger for further recovery opportunity; and

●	Copper concentrate is thickened, filtered and prepared for shipment to a smelter.

Mine closure has been accounted for and is expected to reclaim tailings and waste rock storage facilities.

CAPITAL COSTS ($ Millions)

	Initial	Sustaining	Total
Pre-Stripping	46.30		46.30
Mining + Operational		53.39	53.39
Process Plant + Operational	140.00	5.00	145.00
Tailings Management Facility	6.00	4.00	10.00
Site Infrastructure	65.00		65.00
Owner’s Cost + Contingency	42.20	8.98	51.18
Total Capital	299.50	71.37	370.87
Mine Closure		17.38	17.38

ECONOMIC METRICS SENSITIVITY TABLE (Gold Price and Discount Rate)

	Units	Gold Price
	$/oz	1,500	1,550	1,600	1,650	1,700	1,750	1,800
Pre-Tax NPV (5%)	$ Millions	295.09	317.43	339.76	362.10	384.43	406.77	429.10
NPV (8%)	$ Millions	184.76	203.17	221.57	239.97	258.37	276.77	295.17
NPV (10%)	$ Millions	127.19	143.47	159.74	176.01	192.28	208.56	224.83
After-Tax NPV (5%)	$ Millions	199.14	215.30	231.47	247.63	263.80	279.97	296.13
IRR	%	13.2	13.9	14.5	15.1	15.7	16.3	16.9
Payback	Years	7.2	7.1	7.0	6.9	6.8	6.6	6.6

PIT CONSTRAINED MINERAL RESOURCE ESTIMATE (Effective Date: June 26, 2021)

		Grades				Contained Metal
Deposit	Tonnes (‘000)	Au (g/t)	Ag (g/t)	Cu (%)	AuEq (g/t)	Au (oz)	Ag (oz)	Cu (klbs)	AuEq (oz)
Indicated Mineral Resource
La Cantera	18,024	0.86	2.05	0.32	1.33	498,346	1,187,917	125,586	770.697
Middle Zone	10,223	0.50	1.26	0.11	0.68	164,335	382,966	24,940	223,495
Total Indicated	28,247	0.73	1.76	0.24	1.09	662,680	1,602,040	150,526	989,463
Inferred Mineral Resource
La Cantera	12,034	0.69	1.84	0.29	1.13	266,956	711,883	78,190	437,189
Middle Zone	1,599	0.39	1.17	0.09	0.53	20,049	60,147	3,056	27,246
Total Inferred	13,633	0.65	1.76	0.27	1.05	287,005	772,030	81,246	462,168

Mineral Resource Estimate Footnotes:

1.	The qualified person of the above estimate is Scott Wilson, C.P.G, SME.
2.	Mineral Resources are classified as Indicated Resources and Inferred Resources and are based on the 2014 CIM Definition Standards.
3.

Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted to Mineral Reserves.

4.	Numbers may not add up due to rounding.
5.	Cut-Off Grade: 0.25 g/t Au.
6.	The Mineral Resource Estimate was based on US$ metal prices of $3.25/lb Cu, $1,600/oz Au and $21/oz Ag.
7.

The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources.

8.	The author knows of no environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that may materially affect the Mineral Resource Estimate.

GoldMining will file a technical report for the La Mina PEA within 45 days of the date hereof.

Qualified Persons

Scott E. Wilson, CPG is an independent consultant acting as the Qualified Person, as defined in NI 43-101, and is the primary author of the Technical Report for the Mineral Resource estimate and has reviewed and approved the Mineral Resource estimate and the Preliminary Economic Assessment summarized in this news release. Mr. Wilson has over 31 years of experience in surface mining, resource estimation and strategic mine planning. Mr. Wilson is independent of the Company under NI 43-101. Mr. Wilson, a qualified person, has verified the data underlying the information disclosed herein, including sampling, analytical and test data underlying the information by reviewing the reports of AAL, methodologies, results and all procedures undertaken for quality assurance and quality control in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process.

Paulo Pereira, P. Geo., President of GoldMining Inc. has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Each of Messrs. Wilson, Cole and Pereira are Qualified Persons as defined in NI 43-101.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding Mineral Resource estimates included herein have been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. For example, the terms "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in NI 43-101 by reference to the guidelines set out in the CIM Definition Standards on Mineral Resources and Mineral Reserves. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its expectations and ongoing and proposed work at the La Mina Project, future exploration and work programs, the results of the PEA, including the production, operating and other cost estimates, metal price assumptions, cash flow projections, metal recoveries, mine life projections and production rates for the La Mina Project and the Company's expectations regarding potential opportunities to build upon the PEA. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.